BEMA GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended June 30, 2006 and 2005
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

This Management’s Discussion and Analysis has been prepared as at August 14, 2006 and contains certain “Forward-Looking Statements” within the meaning of the Canadian Securities laws and United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Bema Gold Corporation (“the Company” or “Bema”) are forward-looking statements that involve various risks and uncertainties including those set out in the Company’s Annual Information Form dated March 30, 2006 filed electronically under the Company’s name at www.sedar.com. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the six months ended June 30, 2006 and the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2005.

RESULTS OF OPERATIONS
Second Quarter 2006 and 2005
For the second quarter of 2006, under Canadian GAAP, the Company reported net earnings of $18.1 million ($0.04 per share) compared with a net loss of $12.3 million (negative $0.03 per share) in the prior year’s period. The adjusted net earnings for the second quarter of 2006 would be $21.6 million ($0.05 per share) compared with an adjusted loss of $9.4 million in the same period last year (negative $0.02 per share), if the Canadian GAAP net earnings/ loss were adjusted to exclude the following non-cash items consisting of unrealized non-hedge derivative losses, stock-based compensation expense and future income taxes. Net earnings for the second quarter of 2006 included a gain of $21.5 million from the sale of approximately 2.1 million shares of Arizona Star Resource Corp. (“Arizona Star”) for net proceeds of $23 million. The improved results in 2006 were also due to the recommencement of operations at the Refugio Mine and to higher gold spot prices.

Gold revenue for the second quarter of 2006 increased by 127% over the same period in 2005 to $50.8 million on sales of 83,765 ounces. The increase in revenue was attributable to the recommencement of commercial production at the Refugio Mine which occurred in the fourth quarter of 2005 and to a $188 per ounce increase in the average realized gold price to $606 per ounce. Mine operating earnings improved to $7.2 million in the second quarter of 2006 compared to a mine operating loss of $5.7 million in the same period last year. The Company’s consolidated gold production was 79,857 ounces (Q2 2005 – 59,068 ounces) in the quarter at an operating cash cost of $387 per ounce (Q2 2005 - $318 per ounce). Cash flow from operations, before changes in non-cash working capital, was $10.7 million in the quarter which was $15.2 million higher than in the corresponding period in 2005.

Summary of Unaudited Quarterly Results:

	2006		2005				2004
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	$	$	$	$	$	$	$	$
Gold revenue	50,797	47,071	37,036	27,146	22,357	21,478	26,445	24,852
Mine operating earnings (loss)	7,204	6,282	1,204	(5,822)	(5,723)	(9,274)	(11,152)	(4,559)
Net earnings (loss)	18,051	(35,458)	(28,921)	(24,875)	(12,345)	(14,816)	(44,649)	(21,550)
Net earnings (loss) per
common share – basic & diluted	0.04	(0.08)	(0.06)	(0.06)	(0.03)	(0.04)	(0.12)	(0.06)
Cash from (to) operations before
changes in non-cash working
capital	10,667	7,969	6,103	(3,994)	(4,506)	(5,856)	(5,460)	14,604
Cash from (to) operations	11,051	2,696	2,169	(2,005)	(6,999)	(9,070)	(6,668)	13,478

For the six months ended June 30, 2006, under Canadian GAAP, the Company reported a net loss of $17.4 million (negative $0.04 per share) compared with a net loss of $27.2 million (negative $0.07 per share) in the prior year’s period. For the six months ended June 30, 2006, the Company reported adjusted net earnings of $18.9 million ($0.04 per share) compared with an adjusted loss of $24 million (negative $0.06 per share) in the 2005 period. The Canadian GAAP net loss in 2006 included a $27.6 million unrealized non-hedge derivative loss resulting from the mark-to-market adjustment of the Company’s non-hedge derivative financial instruments. Realization of this mark-to-market adjustment will depend on various factors including future gold and silver spot prices, lease rates and volatility. If these derivative contracts had qualified for hedge accounting under Canadian GAAP, the $27.6 million would not have been expensed to the Company’s operating results. The Company believes that its derivative contracts are effective cash flow hedges. For example, future derivative losses, if incurred, will only be realized on the maturity date of the contracts over the next seven to eight years and will be offset against a portion of future gold and silver sales. Realized non-hedge derivative gains and losses are considered by management to be a better indicator of the actual effects of derivative contracts on the Company’s performance. The Company is required to use derivative financial instruments under project loan documents to manage its exposure to fluctuations in the market price of gold and silver. However, the Company’s entire committed gold contracts represent only 4% of the Company’s estimated mineral reserves and measured and indicated mineral resources, with the result that the Company’s remaining unhedged future production can participate in any future increases in metal prices.

Non-GAAP Measures
The adjusted net earnings (loss) measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

	Second quarter		Six months
	2006	2005	2006	2005

Canadian GAAP net earnings/(loss) per financial	$18,051	$(12,345)	$(17,407)	$(27,161)
statements
Unrealized non-hedge derivative (gains)/losses	(2,736)	1,638	27,637	3,249
Stock-based compensation expense	6,265	1,721	7,686	2,573
Future income tax (recovery)/expense	(25)	(378)	1,008	(2,621)
Adjusted net earnings/(loss)	$21,555	$(9,364)	$18,924	$(23,960)

Adjusted net earnings/(loss) per share	$0.05	$(0.02)	$0.04	$(0.06)

Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

	Second quarter		Six months
	2006	2005	2006	2005

Operating costs per financial statements	$33,824	$19,509	$66,633	$41,212
Inventory sales adjustment	(605)	686	(235)	2,237
Cash production costs	$33,219	$20,195	$66,398	$43,449

Gold production (in ounces)	79,857	59,068	169,367	114,410

Total cash cost per ounce of gold production	$416	$342	$392	$380

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Cost Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.

Gold revenue
Gold revenue increased by 127% over the same quarter in 2005 due to a 57% increase in the number of ounces of gold sold, attributable to the recommencement of operations at the Refugio Mine and higher gold sales at the Julietta Mine, and to the higher gold price received. The average gold price realized of $606 per ounce in the quarter was $188 per ounce higher than the average price received of $418 per ounce in the second quarter of 2005. The spot price of gold averaged $628 and $427 per ounce in the second quarters of 2006 and 2005, respectively.

The Company’s 50% share of the Refugio Mine results accounted for $16.2 million of gold revenue from the sale of 26,819 ounces at an average price of $604 per ounce (net of hedge losses of $0.8 million) while $16.9 million of revenue was contributed by the Julietta Mine (net of hedge losses of $0.8 million) from the sale of 28,658 ounces at an average price of $591 per ounce. In addition, the Petrex Mines accounted for $17.7 million of revenue from the sale of 28,288 ounces at an average price of $624 per ounce.

For the six months ended June 30, 2006, the average price realized was $573 per ounce of gold on revenue of $97.9 million (on 170,860 ounces sold), compared with $416 per ounce on revenue of $43.8 million (on 105,296 ounces sold) for the first six months of 2005.

	Second Quarter 2006			Second Quarter 2005
	Gold sold	Revenue	Avg. realized	Gold sold	Revenue	Avg. realized
	in ounces	$	$/ ounce	in ounces	$	$/ ounce

Refugio	26,819	16,201	604	-	-	-
Julietta	28,658	16,924	591	21,803	8,899	408
Petrex	28,288	17,672	624	31,701	13,458	425

	83,765	50,797	606	53,504	22,357	418

Operations
Gold production was 79,857 ounces in the second quarter of 2006, a 35% increase over the same period in 2005 due to the recommencement of production at the Refugio Mine, partially offset by a 13% decrease in production at the Petrex Mines. The Company’s operating and total cash costs per ounce for the period were $387 and $416, respectively, compared with $318 and $342 in the prior year period.

	Second Quarter 2006			Second Quarter 2005
	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost	cash cost
	in ounces	$/ ounce	$/ ounce	in ounces	$/ ounce	$/ ounce

Refugio	26,607	365	397	-	-	-
Julietta	25,356	222	280	26,941	167	220
Petrex	27,894	558	558	32,127	445	445

	79,857	387	416	59,068	318	342

Refugio Mine
The Company’s 50% share of the Refugio Mine had a mine operating profit of approximately $3.5 million for the quarter ended June 30, 2006 and $8.5 million for the first six months of 2006. During the quarter, the Refugio Mine produced 53,214 ounces of gold (the Company’s 50% share was 26,607 ounces) at an operating and total cash cost per ounce of $365 and $397, respectively. This compares to budget of 59,208 ounces of gold at an operating and total cash cost per ounce of $255 and $278, respectively. Total operating costs were over budget mainly due to significantly higher costs of crushing, leaching and processing plant operations. The majority of this variance was due to higher production rates through the crushing plant, contract personnel that were on site during the quarter and additional operating and maintenance personnel. Lime and cyanide costs were also above budget due to higher tonnages and slightly higher than budgeted consumption rates.

During the second quarter of 2006, ore crushed and stacked on the heap was 13% over budget due to improved maintenance and consistent plant performance. The plant averaged over 41,113 tonnes per day compared to a budget of 36,484 tonnes per day. However, the ore feed grade to the plant averaged 0.74 grams per tonne in the quarter which was approximately 21% below budget mainly as a result of the mine plan not being properly executed.

Crushing and leaching operations are performing well going into the Chilean winter and operating costs are declining. Construction at the Refugio Mine has been completed. Final commissioning of the dust extraction system is in progress.

For the six months ended June 30, 2005, the Refugio Mine produced 117,514 ounces of gold (the Company’s 50% share was 58,757 ounces) at an operating and total cash cost per ounce of $331 and $359, respectively.

During the first quarter of 2005, the Company’s 50% share of costs at the Refugio Mine relating to preparation for the recommencement of mining operations totalled $3 million. Care and maintenance costs and operating expenditures incurred during the recommencement and commissioning period of the Refugio Mine were expensed to operations as incurred.

Julietta Mine
The Julietta Mine had a mine operating profit of $4 million for the quarter ended June 30, 2006 compared with an operating profit of $0.3 million in the same period in 2005. During the second quarter of 2006, the Julietta Mine produced 25,356 ounces of gold, a favourable variance to budget of 18%, at an operating and total cash cost per ounce of $222 and $280, respectively. This compares to the original budget of 21,542 ounces of gold at an operating and total cash cost per ounce of $240 and $292, respectively. Operating and total cash cost per ounce were lower than budget in the quarter mainly due to higher silver credits which exceeded budget by $1.7 million as a result of higher than budgeted silver prices and silver production which was 54% greater than budget. The Company applies its silver revenue as a credit against operating costs. Total operating costs, before silver credits, was 32% higher than budget largely due to increased labour costs, increases in the cost of mill reagents and operating supplies as well as the devaluation of the US dollar in relation to the Russian rouble. Efforts are being made to reduce costs at the site although worldwide escalation of fuel and operating supplies is a significant factor in the higher costs. For the six months ended June 30, 2006, the Julietta Mine produced 50,488 ounces of gold at an operating and total cash cost per ounce of $226 and $284, respectively.

For the second quarter of 2005, the Julietta Mine produced 26,941 ounces of gold at an operating cash cost of $167 per ounce and a total cash cost of $220 per ounce. For the six months ended June 30, 2005, the Julietta Mine produced 43,240 ounces of gold at an operating and total cash cost per ounce of $206 and $258, respectively.

An initial resource estimate, utilizing inverse distance squared methodology and an 8 g/t cutoff grade, was completed on the Evgenya zone during the second quarter. The zone, which is 5 kilometres northwest of the Julietta Mine, is estimated to contain an indicated resource of 119,250 tonnes at an average grade of 14.46 g/t gold and 21.65 g/t silver. The resource estimate was completed internally with Tom Garagan acting as the Company’s Qualified Person. As a result, the decision was made to explore the vein underground and a portal will be collared later this year. The zone remains open along strike and several other veins remain unexplored in this area. Exploration is continuing with on going drilling on Julietta hill and trenching and mapping in the Engteri area.

Petrex Mines
The Petrex Mines had a mine operating loss of $231,000 for the second quarter of 2006 compared to a loss of $2.95 million in the same quarter in 2005. The reduction of the mine operating loss was due to higher realized gold prices. Gold production from the Petrex Mines totalled 27,894 ounces in the quarter at a total cash cost of $558 per ounce compared to a forecast of 43,179 ounces for the quarter at $441 per ounce. Actual gold production was 13% lower and total cash cost per ounce was 25% higher than in the same period in 2005. For the six months ended June 30, 2006, the Petrex Mines produced 60,122 ounces of gold at a total cash cost per ounce of $515.

The shortfall in production and related higher cash cost per ounce in the second quarter of 2006 were due to the poor performance of the underground operations and low mill throughput in June. Delivered grades to the mill were below plan from all shafts, especially #1 and #9 shafts. Total tonnage from underground was also below budget by approximately 17.5% . This resulted in a mill feed grade for the quarter of 1.9 grams of gold per tonne versus a budget of 2.6 grams of gold per tonne. Mill production in June was 13.4% below budget due to problems with liners in the SAG mills. The mill is currently producing at budgeted capacity.

At #9 shaft, the development work to bring the next level down (#12 Level) into production is expected to be completed by the end of July. This will allow for easier access to higher grade ore panels, and more efficient handling of ore, resulting in an improved shaft call factor (difference between the gold grade measured at the mining face and the grade delivered to the mill for processing) and higher grades to the mill. The focus at #1 shaft has been controlling water to reduce gold losses, and moving to higher grade ore panels. Results of these changes should be seen in August. All shafts in the quarter were hindered by a shortage of manpower, especially rock drill operators. Petrex management has been re-assigned to become more focused on getting all underground operations back to full production and improving the ore grade delivered to the mill.

The Petrex Mines produced 32,127 ounces of gold at a total cash cost of $445 per ounce during the second quarter of 2005 and 71,170 ounces of gold at a total cash cost of $454 per ounce for the six months ended June 30, 2005. Adjusting for the rand gold put option gains (which were accounted for as non-hedge derivatives and therefore not included in gold sales revenue) would reduce the total cash cost per ounce to $391 and $385 for the three and six months ended June 30, 2005, respectively.

On May 3, 2006, the Company announced that its 100% owned subsidiary Bema Gold SA (Pty) Limited (“Bema SA”), owner/operator of the Petrex Mines, had signed a memorandum of understanding (“MOU”) with Pamodzi Resources (Pty) Limited (“Pamodzi”), a South African Black Empowerment group. Under the terms of the MOU, Pamodzi can earn up to 51% of the shares of Bema SA by investing a minimum of ZAR30 million in cash and by vending additional assets into Bema SA. The objective of this agreement is to improve the economics of the Petrex Mines and increase production by investing in underground development work to access higher grade ore, and to qualify Bema SA as a Black Economic Empowerment Company (“BEE”) under South African laws. It is the intent of Bema SA and Pamodzi to list this new entity on the Johannesburg Stock Exchange in the future with an ultimate goal of acquiring and consolidating other mining interests in the East Rand mining district. The MOU is subject to certain conditions, including due diligence, Board and regulatory approvals and formal documentation.

Pamodzi is a black empowerment resources company controlled by historically disadvantaged South Africans. Pamodzi’s ownership of more than 26% of Bema SA will allow the Company to convert its old order mining rights to new order mining rights well before the deadline imposed by South African Mining laws. As the new company will qualify as a BEE entity and, subject to Pamodzi completing the purchase of up to 51% of Bema SA, a BEE controlled entity, it is expected that additional opportunities will potentially be available to the new company that would not have otherwise been available to Bema SA.

Third party evaluations of the Petrex and Pamodzi assets have been completed by Minxcon (Pty) Ltd (“Minxcon”). These evaluations are being used to help establish the respective ownership percentages in the new company, and Minxcon is now preparing an independent competent persons report for the new company. It is currently anticipated that formal agreements between Pamodzi and Petrex can be in place by the end of the third quarter, which would allow for the new company to be listed on the Johannesburg Stock Exchange during the fourth quarter.

The Company is also in discussions with the Petrex lenders to convert the $19.2 million of outstanding Petrex loans as at June 30, 2006 into an equity position in the new company upon completion of the Pamodzi negotiations.

Depreciation and depletion
Depreciation and depletion expense increased by $4.2 million in the second quarter of 2006 compared with the second quarter of 2005. The Refugio Mine which recommenced operations in the fourth quarter of 2005 accounted for $2 million of the increase. In addition, depreciation and depletion expense was approximately $1.9 million or 53% higher at the Julietta Mine, as gold sales at Julietta increased by 31% over the same period in 2005 and also due to a higher depreciation charge per ounce of gold produced at the Julietta Mine.

Other expenses (income)
General and administrative
General and administrative expense was $0.5 million greater in the second quarter of 2006 compared with the same period last year mainly due to the weakening U.S. dollar, as the majority of corporate costs are incurred in Canadian dollars, and to costs associated with increased corporate activities, including costs associated with compliance with the United States Sarbanes-Oxley Act.

Interest and financing costs
Interest expense, net of amounts capitalized, was approximately $1.6 million in the second quarter of 2006 (Q2 2005 - $1.3 million) and consisted mainly of $0.5 million relating to the Petrex project loans (2005 - $0.4 million), $0.2 million (Q2 2005 - $0.4 million) to the Refugio capital equipment leases, $0.2 million to the Refugio working capital loans (Q2 2005 – nil) and $0.7 million (Q2 2005 - $0.5 million) to the accretion expense on the $70 million of convertible notes maturing February 26, 2011. In the second quarter of 2006, amortization of deferred financing costs, net of amounts capitalized, totalled $0.1 million (Q2 2005 - $0.1 million).

Interest and financing costs capitalized to the development of the Kupol property during the second quarter of 2006 totalled $6.0 million (Q2 2005 - $2 million) and consisted of $2.7 million relating to interest expense on the Kupol project loan facilities (Q2 2005 – nil), $1.8 million to interest expense on the Kupol bridge loan facility (Q2 2005 - $1.1 million), $0.5 million to the accretion expense on the $70 million of convertible notes (Q2 2005 - $0.5 million) and $1 million to the amortization of deferred financing costs (Q2 2005 - $0.4 million), relating to the Kupol loan facilities.

In the second quarter of 2005, approximately $0.3 million of interest and financing costs were capitalized to the development of the Refugio Mine.

General exploration
General exploration expense in the second quarter 2006 totalled $315,000 (Q2 2005 - $381,000) and related to general reconnaissance activities. The Company expenses grass-roots exploration costs involved in the evaluation of a property. Exploration costs associated with properties that are acquired or are expected to be acquired are capitalized to property, plant and equipment.

Stock-based compensation
During the quarter ended June 30, 2006, approximately 7 million stock options were granted to employees and directors by the Company, having an exercise price of Cdn.$5.32 per share and expiring on April 4, 2016. The exercise price of these options was determined by the market price of the shares at the date of grant. One-half of the options granted vested immediately and the remainder will vest on April 4, 2007. The fair value of the options granted in the quarter was estimated at $9.8 million (or Cdn.$1.60 per option) at the date of grant using the Black-Scholes option pricing model. Approximately $5.8 million of the $9.8 million fair value amount was expensed in the quarter and the remaining $4 million will be charged to operations over the vesting period. Also included in stock-based compensation expense in the quarter was approximately $0.5 million relating to options granted at the beginning of the year and in 2005 that vested in the quarter. Option-pricing models require the input of highly subjective assumptions regarding the expected volatility of the Company's share price. Changes in assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at the date of grant.

As at June 30, 2006, approximately $5.5 million of the fair value of stock options previously granted remains to be expensed.

Foreign exchange gains and losses
During the quarter ended June 30, 2006, the Company recorded a net foreign exchange gain of $1.8 million of which approximately $0.8 million (relating mainly to the Petrex 50.7 million rand denominated working capital facility) resulted from the strengthening of the U.S. dollar relative to the rand, as the rand weakened from 6.15 rand to the U.S. dollar at March 31, 2006 to 7.12 rand at June 30, 2006. The remainder of the foreign exchange gain related mainly to the Company’s Canadian dollar denominated cash balances, as the Canadian dollar strengthened against the U.S dollar during the quarter.

During the quarter ended June 30, 2005, the Company recorded a net foreign exchange loss of $181,000 consisting of a foreign exchange gain of approximately $0.5 million (mainly on the Petrex working capital facility), offset by a foreign exchange loss of approximately $0.7 million on the Company’s Canadian dollar denominated cash balance as the Canadian dollar weakened against the U.S dollar during the quarter.

Derivative gains and losses
During the quarter ended June 30, 2006, the unrealized non-hedge derivative gains of $2.7 million (Q2 2005 – negative $1.6 million) resulted from the mark-to-market adjustment required to be applied to the carrying value of the Company’s derivative instruments that do not qualify for hedge accounting, based on spot prices of $613.50 per ounce for gold and $10.70 per ounce for silver at June 30, 2006. At June 30, 2006, $58 million of the $117 million unrealized fair value derivative liability recorded on the balance sheet related to the contingent forward sales contracts assigned to Petrex, which are non-recourse to Bema.

In the second quarter of 2006, the Company incurred realized non-hedge derivative losses of $4.3 million compared with realized non-hedge derivative gains of $0.1 million in same period in 2005.

Investment gains
During the second quarter of 2006, the Company sold 2.1 million shares of Arizona Star, representing the Company’s remaining 5% ownership interest, for net proceeds of $23 million which resulted in a gain on sale of $21.5 million. These shares were considered to be a non-core asset of the Company and following the completion of the agreement with Barrick Gold Corporation (“Barrick”) in the quarter management felt that there was no further reason to own these shares (see Cerro Casale Update section).

Included in investment gains in the second quarter of 2006 and 2005 are gains of $1.3 million and $0.6 million, respectively, which represents the Company’s share of the proceeds received by Victoria Resource Corporation (“Victoria”) from the issuance of common shares by Victoria to unrelated third parties (see Investing Activities section).

Current and future income taxes
The current income tax expense of $1.6 million in the second quarter of 2006 consisted mainly of a net profits tax on the Julietta Mine operations of $1.4 million and withholding tax of $0.2 million (Q2 2005 - $0.1 million) accrued on interest charged by the Company on loans made to the Refugio Mine joint venture company, Compania Minera Maricunga (“CMM”).

The Company’s future income tax recovery of $0.4 million in the second quarter of 2005 related mainly to the expected benefit of tax losses incurred during the quarter with respect to the Julietta Mine, available for carry-forward to future periods.

Internal controls over financial reporting and disclosure
The Company maintains a system of internal controls over financial reporting designed to safeguard assets and ensure financial information is reliable. The Company undertakes ongoing evaluations of the effectiveness of internal controls over financial reporting and implements control enhancements, where appropriate, to improve the effectiveness of controls. In 2005, the Company focused on the design and assessment of the effectiveness of internal controls over financial reporting to enable it to meet the certification and attestation requirements of the United States Sarbanes-Oxley Act (“SOX”) for 2006. The Company presently files management certifications annually under Section 302 and Section 906 of SOX, and expects to comply with the reporting requirements of Section 404 of SOX as required by law.

The Company also maintains a system of disclosure controls and procedures designed to ensure the reliability, completeness and timeliness of the information disclosed in this MD&A and other public disclosure documents. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis, as required by law, and is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Company’s accounting policies are described in Note 2 to the annual audited Consolidated Financial Statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

-	Use of estimates;
-	Impairment assessment of the carrying value of property, plant and equipment;
-	Asset retirement obligations;
-	Future income tax assets and liabilities;
-	Depreciation, depletion and amortization;
-	Valuation of derivative instruments; and
-	Consolidation of variable interest entities.

Use of estimates
The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas where management’s judgment is applied include: asset and investment valuations, mineral reserve determination, in-process inventory quantities, plant and equipment lives, contingent liabilities, asset retirement obligations, tax provisions and future income tax balances.

Impairment assessment of the carrying value of property, plant and equipment
The Company reviews and evaluates the recoverability of the carrying values of property, plant and equipment and net smelter royalty interests when events and circumstances suggest impairment. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization expected to be classified as reserves); estimated future gold prices (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying value. Reductions in the carrying value of the property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the carrying value.

At December 31, 2005, the Company determined that there was no impairment to the carrying value of the Julietta Mine based on the mine’s updated reserve and resource model. In testing for impairment the Company used 100% of the Julietta Mine reserves and 75% of the resources.

Although no impairment was determined at this point in time, results could vary significantly depending on the continuing success of the Company’s exploration drill program in converting resources to proven and probable reserves and in replacing resources. However, due to the number of high quality exploration targets within the mine license area of the Julietta Mine, management believed that a valuation based on a percentage of resources in excess of 50% was warranted, resulting in no impairment. As well as gold price movements, future valuations for the Julietta Mine will be heavily dependent on the success of the ongoing exploration program to locate additional reserves and resources. In the event that additional reserves and resources are not located in the future, the carrying value of the Julietta Mine may be impaired and such impairment could be material.

Asset retirement obligations
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with asset retirement obligations. Cash outflows relating to the obligations are incurred over periods ranging from 5 to 15 years. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the asset retirement obligations could materially change from period to period due to changes in the underlying assumptions. In addition, the asset retirement obligation relating to the Petrex Mines in South Africa, which is based on management’s best assessment at a point in time, may change significantly as the laws governing the environment in South Africa are not well defined.

Future tax assets and liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Depreciation, depletion and amortization
The Company amortizes its mine property, plant and machinery over the estimated life-of-mine using the unit-of-production method based on proven and probable reserves and the portion of mineralization expected to be classified as reserves. The most significant estimate that affects these accounting policies is the estimation of the reserves. The process of estimating reserves requires significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. Changes in reserve quantities, including changes resulting from gold price and exchange rate assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in an impairment of the carrying value of the property, plant and equipment.

Valuation of derivative instruments
Derivative financial instruments that do not qualify for hedge accounting under AcG-13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

The Company has derivative contracts that qualify and some that do not qualify for hedge accounting. With respect to the latter, material changes in the mark-to-market value of these derivative contracts could occur at each balance sheet date depending on changes to the spot price of gold and silver.

Consolidation of Variable Interest Entities
Effective January 1, 2005, the Company adopted CICA accounting guideline 15 - Consolidation of Variable Interest Entities which required the consolidation of Variable Interest Entities (“VIEs”) by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company had determined that adoption of the new guideline did not have any impact on the Company’s reported results.

LIQUIDITY AND CAPITAL RESOURCES
The Company ended the second quarter with cash and cash equivalents of $67 million and working capital of $38.9 million compared to cash and cash equivalents of $31.2 million and working capital of $14 million at March 31, 2006. On May 26, 2006, the Company commenced to drawdown on the Kupol Project Loan (see Financing Activities section).

At December 31, 2005, Petrex was in breach of several loan coverage ratios under its loan agreements and was not expected to meet some of its loan coverage ratios in 2006. As a result, the entire outstanding balances of the Petrex project loan facility and the rand denominated working capital facility, totalling approximately $20 million, have been classified as current liabilities on the consolidated balance sheet as at June 30, 2006 and December 31, 2005. A revised repayment schedule has yet to be formally documented with the lenders, but is expected to be set at a level dependent upon the cash flows from the Petrex Mines available for debt service. The Petrex debt facilities are non-recourse to Bema.

Operating activities
Cash flow from operations, before changes in non-cash working capital, was $10.7 million in the quarter which was $15.2 million higher than in the corresponding period in 2005. The Refugio Mine provided cash of $5.4 million and the Julietta Mine and Petrex Mines generated cash of $9.5 million and $1.4 million, respectively. Cash provided by mining activities was partly offset by cash required for corporate general and administrative costs and also for realized non-hedge derivative losses.

For the second quarter of 2005, the Company’s cash to operating activities, before changes in non-cash working capital, was a net cash outflow of $4.5 million. This net cash outflow in the 2005 quarter was mainly attributable to the Refugio Mine start-up costs and to corporate general and administrative expenses. The Petrex operations consumed cash of $1.6 million, before changes in non-cash working capital, while the Julietta Mine generated cash of $3.9 million in the quarter ended June 30, 2005.

Financing activities
On May 26, 2006, the Company’s 75% owned subsidiary, Chukotka Mining and Geological Company (“CMGC”), owner of the Kupol project, made an initial $200 million drawdown on the Kupol Project Loan which consists of two tranches totalling $400 million. The initial $200 million was used in part to repay the $150 million Kupol bridge loan with the remainder being allocated toward funding of the continued development and construction of the Kupol Mine. Further draw downs will be disbursed as required. The Company has received a waiver from the project lenders giving the Company until August 31, 2006 to complete certain conditions precedent which were outstanding as at June 30, 2006.

The first tranche of the Project Loan is for $250 million and has been successfully syndicated to a group of multilateral and finance institutions by the Mandated Lead Arrangers, Bayerische Hypo- und Vereinsbank AG ("HVB") and Société Générale Corporate & Investment Banking. The second tranche for $150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are Caterpillar Financial SARL, Export Development Canada, International Finance Corporation (“IFC”) and Mitsubishi Corporation. Both tranches of the Project Loan are being drawn down on a pro rata basis. The Project Loan is secured against the Kupol Mine and guaranteed by the Company until economic completion is achieved, as defined by the loan agreements. In addition, CMGC has arranged a subordinated loan with the IFC for $25 million for the development of the Kupol Mine, $19.5 million of which was drawn down early in May 2006 and a further $0.3 million in June, 2006.

The Company received proceeds of $8.7 million (Q2 2005 - $0.5 million) from the exercise of stock options in the second quarter of 2006.

During the second quarter of 2006, CMM made capital lease repayments totalling $1.7 million (Q2 2005 - $1.8 million) of which the Company’s 50% share was $0.8 million (Q2 2005 - $0.9 million), in connection with the Refugio mining fleet. In addition, CMM repaid $4.6 million (the Company’s 50% share - $2.3 million) relating to a $10 million demand loan facility with Scotiabank Sud Americano. As at June 30, 2006, $5.3 million (the Company’s 50% share - $2.65 million) of this facility remained outstanding.

During the second quarter of 2005, the Company drew down an additional $32.5 million on the Kupol bridge loan facility.

On May 10, 2005, a subsidiary of the Company entered into a $10 million revolving term loan facility with Macquarie Bank Limited for working capital purposes relating to the restart of operations at the Refugio Mine. The Company drew down $6 million of this facility in the second quarter of 2005. As at June 30, 2006, $8.25 million of this facility had been drawn down.

The following are the Company’s contractual obligations as at June 30, 2006:

Contractual obligations	Total	2006	2007	2008	2009	2010	2011+
Long-term debt (1) (3) Capital lease obligations (2) Purchase obligations	$319,948 12,675 19,825	$21,878 1,706 7,129	$ 8,250 3,407 4,499	$ - 3,400 4,843	$ - 4,057 3,354	$ - 105 -	$289,820 - -
Total contractual obligations	$352,448	$30,713	$16,156	$8,243	$7,411	$105	$289,820

(1)

The $70 million of Convertible Notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature. The debt portion of $50.2 million is being accreted to its face value of $70 million over the term of the notes. The face value including the accretion incurred since issue was $55.6 million at June 30, 2006.

(2)

As at June 30, 2006, CMM, the Company’s 50% owned joint venture company in Chile, had entered into capital equipment leases with outstanding balances totalling $22.4 million (the Company’s 50% share - $11.2 million) for the Refugio mining fleet. Amounts shown in the table include approximately $1.5 million of interest that remains payable over the term of the leases.

(3)

In the absence of a formal agreement on a revised repayment schedule for the Petrex project loan, the Company has classified the principal balance of $12.1 million as repayable in 2006. However, repayments in accordance with the original payment schedule would have been $5 million in 2006 and $7.1 million in 2007. Likewise the Petrex rand denominated working capital loan of $7.1 million (50.7 million rand) has been classified as a 2006 obligation rather than as a 2009 obligation which is the maximum term of the working capital loan as currently structured.

Investing activities
	Second Quarter		Six Months
Capital expenditures	2006	2005	2006	2005
	$	$	$	$

Kupol development and construction	51,294	36,015	87,245	57,708
Kupol exploration	1,418	5,499	1,898	8,419
Julietta Mine	816	510	1,907	1,779
Julietta exploration	1,090	1,894	2,746	3,409
Refugio Mine	603	4,201	5,029	13,359
Refugio exploration	593	-	593	-
Petrex Mines	461	1,311	2,201	2,732
Petrex exploration	-	414	-	776
Acquisition, exploration and development	2,094	1,366	2,896	3,458

For the quarter ended June 30, 2006, the Company expended approximately $51.3 million on the development and construction of the Kupol Mine in far-eastern Russia which included costs for mobilization of supplies from Pevek to Kupol, site construction activities as well as procurement of equipment, consumables and supplies for the 2006 and 2007 construction seasons. All supplies needed for 2006 construction were successfully delivered to Kupol over the winter road. Construction activities during the quarter included maintenance of the winter road from Pevek, excavation of the open pit to provide road building material for haul roads, construction of a water reservoir dam, underground development for the south portal access area, as well as ongoing excavation at the airstrip.

The permanent man camp is at site and is being assembled. Erection of the main processing, maintenance and administration complex is proceeding as well as concrete foundation work for the jaw crusher and crusher building.

On May 25, 2006, the Company announced an update of the mineral reserve estimate and mine plan for Kupol. Based on the results from the 2005 exploration program, the Company has increased the previously announced Probable Mineral Reserves by 15% adding an additional two years to the Kupol mine life. The following table compares the Probable Mineral Reserves for Kupol, as previously estimated at June 3, 2005, to the new estimated Probable Mineral Reserves:

	Tonnes	Gold grade g/t	Gold ounces	Silver grade g/t	Silver ounces
Probable Mineral Reserves 06/03/05 Probable Mineral Reserves 05/24/06 Increases to Reserves	7,086,898 8,225,200 1,138,302	16.9 16.8	3,855,428 4,446,000 590,572	214 205	48,762,434 54,226,000 5,463,566
% Change	16%		15%		11%

The new mineral reserves were estimated assuming a $400 per ounce spot gold price and a $6 per ounce spot silver price using the mine plan and costs, and reserve estimation methodology and assumptions, as outlined in the June 2005 Feasibility Study. Based on this Feasibility Study, Kupol was projected to have a 6.5 year mine life which, as a result of this new reserve estimate, has been increased by two years to an 8.5 year mine life extending production into 2016. The new reserves can be accessed simply by extending the primary development zones in the Feasiblity Study mine plan at very close to the same grade and costs. Based on the 2005 study, the Kupol Mine is projected to produce an average of more than 550,000 ounces of gold annually, for the first 6.5 years, with operating cash costs of $47 per ounce and total cash cost of $88 per ounce (net of silver credits assuming a silver price of $6.00 per ounce). Mr. Don Cameron (Bema’s Chief Geologist, Operations) is the Qualified Person as defined by NI 43-101 for the estimation of the Kupol Probable Mineral Reserves.

In addition to the above Probable Mineral Reserve, the Kupol project contains an Inferred Mineral Resource of 3.9 million tonnes at an average grade of 13.7 g/t gold and 177 g/t silver containing 1.7 million ounces of gold and 22.2 million ounces of silver. The project remains open at depth and along strike and several additional structures remain untested. A 20,000 meter drill program has commenced and is designed to test several exploration targets in the region. As a result, management believes that the new projected 8.5 year mine life at Kupol is likely to be further extended with additional exploration.

On April 26, 2006, as required by the Kupol project loan facility, the Company has established a $7.5 million restricted cash account which is available for project cost overruns, if incurred, at any time up until the economic completion date.

On March 13, 2006, the Company signed a letter of intent to sell its 70% interest in the Monument Bay property in Manitoba to Rolling Rock Resources Corporation (“Rolling Rock”), a TSX Venture Exchange listed company.

On July 5, 2006, the sale was completed and Rolling Rock issued 8 million shares to the Company for its 70% interest in the property (the shares issued by Rolling Rock are subject to a TSX Venture Exchange mandated escrow agreement). Rolling Rock, upon completion of a feasibility study, will issue a further 4 million shares to the Company and upon commencement of commercial production will issue to the Company a further 3 million shares. Rolling Rock also granted a 1.5% net smelter return royalty to the Company. On July 5, 2006, upon receipt of the 8 million shares on closing, the Company owned 24% of the issued and outstanding common shares of Rolling Rock.

On June 1, 2006, the Company announced the signing of a heads of agreement (“HOA”) with AngloGold Ashanti Limited (“AGA”), to form a new company (“Newco”) to jointly explore mineral opportunities within a 120,000 square kilometre area of northern Colombia. Under the HOA, Newco will have the right to earn a 51% interest in any property which AGA chooses to option out within the area of interest, by executing a minimum of 3,000 metres of exploration drilling on the property and matching prior AGA exploration expenditures. As part of the initial commitment, AGA has agreed to provide a minimum of eight exploration properties to Newco, and the Company will provide or arrange a minimum of $5 million in exploration funding. The HOA gives AGA a one time right, upon a 51% interest being earned in a project by Newco, to participate at a 51% interest level by deciding to become a contributing partner (Newco’s interest would flip to a 49% interest); to participate at a 65% interest level by funding completion of a feasibility study; or to participate at a 49% interest level and dilute through an industry standard dilution formula. If AGA elects not to participate in a project, and Newco decides to joint venture the project, then the Company will have the first right to enter into a joint venture agreement with Newco. The HOA contemplates that within two years Newco will be listed on a recognized stock exchange at which time AGA will own 20% of Newco. It is intended that the Company will own approximately 20% of Newco. The Company and AGA are currently drafting a definitive agreement, the details of which will be forthcoming.

Included in acquisition, exploration and development expenditures in the quarter ended June 30, 2006 was $1.6 million expended on the Cerro Casale property, mainly for the reimbursement of certain costs relating to trade-off studies, concentrate marketing costs incurred in 2004 and 2005 and holding costs incurred in previous years.

Included in acquisition, exploration and development expenditures in the quarter ended June 30, 2005 was approximately $0.7 million of flow-through expenditures incurred on the Monument Bay property in Canada and $0.5 million incurred on the East Pansky platinum – palladium property located in the Kola Peninsula of western Russia. The East Pansky property is held by Consolidated Puma Minerals Corp. (“Puma”). Effective December 23, 2005, the Company ceased to consolidate the accounts of Puma following a dilution of its shareholding in Puma.

On May 16, 2006, Victoria completed a brokered private placement consisting of 10 million units at a price of Cdn.$0.75 per unit for gross proceeds of Cdn.$7.5 million, slightly decreasing Bema’s ownership interest in Victoria from approximately 31% to 30%. Bema was a participant in the private placement and acquired 3 million units of the 10 million units sold. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one additional common share of Victoria at a price of Cdn.$1.00 until May 16, 2007.

On April 25, 2005, Victoria closed a brokered private placement of 7,272,726 units at a price of Cdn.$0.55 per unit for gross proceeds of approximately $4 million. Each unit was comprised of one common share and one-half of one transferable share purchase warrant. Each whole warrant was exercisable to purchase one additional common share at an exercise price of Cdn.$0.75 per share until April 20, 2006. Bema purchased approximately 2 million units of this private placement.

Cerro Casale update
On June 27, 2006, the Company announced that it has entered into definitive agreements with Barrick and Arizona Star and that the Company and Arizona Star are proceeding to complete the acquisition of Barrick’s (formerly Placer Dome Inc.’s) 51% of the shares of Compania Minera Casale (“CMC”), the owner of the Aldebaran Property in northern Chile which hosts the large Cerro Casale gold-copper deposit. The definitive agreements were entered into pursuant to the agreement in principle with Placer Dome Inc. (“Placer Dome”) to sell its interest in CMC announced on October 26, 2005. The transfer of Barrick’s interest is effective on June 30, 2006 and results in the Company holding a 49% interest in the Aldebaran Property.

Under the terms of these agreements, the Company and Arizona Star will jointly pay to Barrick $10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made, at the election of the Company and Arizona Star.

On July 24, 2006, the Company announced the results of a project development appraisal for the Cerro Casale project. The appraisal, conducted by Mine Quarry Engineering Services Inc. (“Mine Quarry”), analyzed and modified ore processing concepts and updated the projected operating and capital costs of the 2000 feasibility study completed by Placer Dome and updated by Placer Dome in 2004. AMEC Technical Services Inc. is completing a National Instrument 43-101 Technical Report on the Cerro Casale project that will update the NI 43-101 report competed in 2005 and verifies the conclusions of the development appraisal prepared by Mine Quarry. The final report is expected to be completed by September 7, 2006.

The base case parameters established for the detailed project development appraisal includes open pit mining, heap leaching of oxide ores at 75,000 tonnes per day and milling and flotation of mixed and sulphide ores at 150,000 tonnes per day using two grinding lines, each consisting of one semi-autogenous mill and two ball mills. The open pit operations were redesigned and rescheduled to optimize the effect of heap leaching the oxides ore.

Based on the updated capital and cash operating cost estimates set out below and base case metal prices of $450 per ounce of gold and $1.50 per pound of copper, this appraisal has confirmed the previously defined Cerro Casale proven and probable mineral reserves estimated at 1.035 billion tonnes of ore grading on average 0.69 grams per tonne of gold and 0.25% copper containing approximately 23 million ounces of gold and 5.8 billion pounds of copper. The base case for the project development appraisal (100% basis) requires an estimated initial capital investment of $1.96 billion, generates a projected pre-tax 100% equity internal rate of return of 13.1%, a net present value of $1.35 billion at a 5% discount rate and a cash operating cost (net of copper and silver credits) of $107 per ounce of gold. The project life is projected at 17 years with a payback period of 4.9 years. Average gold production is projected at approximately one million ounces per year and copper production at 294 million pounds per year. Total metal production for the project is estimated to be 16.9 million ounces of gold, 5 billion pounds of copper and 28.5 million ounces of silver. This economic analysis excludes taxes, working capital, royalties and financing costs, and therefore must be considered preliminary at this time.

The concept of heap leaching the oxide ore commencing over one year prior to the start-up of milling has significantly improved the project economics. This effectively eliminates pre-stripping, provides early revenue, creates a second cash flow stream once the mills are on line, and eliminates the need to blend the oxide ore with the sulphide mill feed resulting in increased copper head grades and improved concentrate grades. As a result, the early production years of the project are expected to be significantly improved. Heap leach processing the oxide ore had been briefly considered by Placer Dome during the original 2000 feasibility study but was not pursued because the better economic case for the project was to mill all of the ore types given the capital and operating costs at that time.

Sulphide copper concentrate will be produced and shipped off site for smelting and refining. Dore bars will be produced on site by heap leaching the oxide ore and cyanide leaching the cleaner tails.

The Company intends to enter into discussions with major mining companies regarding potential partnerships for the development of Cerro Casale.

Gold forward and option contracts
The following is a summary, by maturity dates, of the Company’s gold and silver derivative contracts outstanding at June 30, 2006:

	2006	2007	2008	2009-2012

Gold
Forward contracts (ounces)	49,125	15,050	28,750	197,250
Average price per ounce	$403	$390	$513	$563

Put options purchased
$290 strike price (ounces)	11,130	21,342	38,646	-
$390 to $422 strike price (ounces)	34,000	68,000	38,500	-
$470 to $500 strike price (ounces)	-	-	6,250	623,565

Call options sold (ounces)	34,500	59,000	41,500	418,430
Average price per ounce	$497	$462	$475	$676

Contingent forwards sold (maximum)
$350 strike price (ounces)	18,000	36,000	33,000	99,000

Silver
Forward contracts (ounces)	200,000	-	-	2,700,000
Average price per ounce	$7.75	$-	$-	$8.20

Put options purchased (ounces)	300,000	-	-	8,100,000
Average price per ounce	$6.34	$-	$-	$9.67

Call options sold (ounces)	300,000	-	-	8,100,000
Average price per ounce	$7.65	$-	$-	$13.83

In addition to the contracts included in the table above, the Company has silver floating lease rate swaps totalling 9 million ounces of silver at a fixed rate of 2%, expiring throughout the years 2009 to 2011, relating to the Kupol project.

In the second quarter of 2006, as part of the hedge program required by the lenders of the Kupol project loan, the Company entered into: 2.7 million ounces of one-to-one silver collars (put options purchased at $12 per ounce/ call options sold at $17 per ounce), 38,750 ounces of gold forward contracts at a price of $785 per ounce and two-to-one gold collars, purchasing 232,800 ounces of gold put options at $500 per ounce and selling 116,400 ounces of gold call options at a price of $900 per ounce expiring in 2009 to 2012. In addition, during the quarter, the Company entered into silver floating lease rate swaps totalling 2.7 million ounces of silver at a fixed rate of 2%, expiring throughout the years 2009 to 2011.

The Company’s entire committed gold contracts represent approximately 4% of the Company’s estimated mineral reserves and measured and indicated mineral resources. The mark-to-market value of the Company’s off-balance sheet derivative contracts as at June 30, 2006 was approximately negative $108 million.

OUTLOOK
The Company continues to focus on optimizing production from its existing mines; completing the MOU and restructuring the ownership of the Petrex Mines; continuing construction and exploration of the Kupol Project; pursuing a joint venture agreement for the development of Cerro Casale; further exploration drilling near the Julietta Mine and at the Refugio Mine; and finally the Company will pursue additional growth opportunities, through potential acquisitions of exploration and development projects.

The Company’s current producing assets combined with future anticipated production from the Kupol project have the Company on track to become a low cost million ounce per year gold producer by mid 2008.

Outstanding Share Data
As at August 14, 2006, there were 460,898,837 common shares outstanding. In addition, there were outstanding 21,756,974 director and employee stock options with exercise prices ranging from Cdn.$1.04 to Cdn.$5.32 per share, 25,239,250 share purchase warrants exercisable at prices ranging from Cdn.$1.40 to Cdn.$1.90 per share and expiring in October 2007, 8,503,401 share purchase warrants exercisable at $2.94 per share expiring on March 1, 2014 and 850,000 share purchase warrants with exercise prices ranging from $2.80 to $5.73 per share and expiring between April 28, 2010 and May 26, 2011. Convertible Notes due in 2011 are convertible into 15,008,576 common shares of the Company.